Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of June 30, 2024

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2024	December 31, 2023
CURRENT ASSETS
Cash and cash equivalents	4	4,889,466	3,005,645
Short-term investments	4	1,749,547	2,338,097
Trade accounts receivable	5	5,875,819	4,875,394
Inventories	6	16,547,424	15,227,778
Tax credits		835,028	1,009,824
Income and social contribution taxes recoverable		1,117,240	986,068
Dividends receivable		-	1,036
Fair value of derivatives	14	16,335	766
Assets held for sale		-	1,210,041
Other current assets		797,261	543,288
		31,828,120	29,197,937

NON-CURRENT ASSETS
Tax credits		1,920,654	1,916,100
Deferred income taxes		2,451,489	2,219,461
Judicial deposits	15	2,091,429	2,064,070
Other non-current assets		381,316	355,390
Prepaid pension cost		2,463	11,695
Fair value of derivatives	14	17,652	-
Investments in associates and joint ventures	8	4,263,066	3,858,449
Goodwill	10	12,369,346	10,825,148
Leasing		1,241,630	1,182,654
Other Intangibles		394,065	373,710
Property, plant and equipment, net		25,438,034	22,880,530
		50,571,144	45,687,207

TOTAL ASSETS		82,399,264	74,885,144

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2024	December 31, 2023
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,111,504	4,120,701
Trade accounts payable - debtor risk	11	484,200	584,320
Trade accounts payable - imports	11	1,338,217	1,196,162
Short-term debt	12	1,684,449	1,783,201
Debentures	13	26,730	14,421
Taxes payable		466,202	512,935
Income and social contribution taxes payable		139,636	502,766
Payroll and related liabilities		840,879	845,848
Leasing payable		413,600	373,151
Employee benefits		3,079	209
Environmental liabilities		210,357	139,395
Fair value of derivatives	14	24,080	19,042
Other current liabilities		1,503,982	1,192,461
		11,246,915	11,284,612

NON-CURRENT LIABILITIES
Long-term debt	12	8,575,171	8,296,474
Debentures	13	2,294,707	799,212
Related parties	16	27,730	24,992
Deferred income taxes		11,092	204,151
Provision for tax, civil and labor liabilities	15	2,278,508	2,185,825
Environmental liabilities		348,157	378,274
Employee benefits		736,413	706,767
Fair value of derivatives	14	-	1,606
Leasing payable		935,633	904,451
Other non-current liabilities		603,032	859,917
		15,810,443	14,361,669

EQUITY	17
Capital		24,273,225	20,215,343
Capital reserves		11,597	11,597
Treasury stocks		(97,293)	(150,182)
Retained earnings		23,996,844	25,914,830
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		9,850,606	5,972,041
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		55,130,309	49,058,959

NON-CONTROLLING INTERESTS		211,597	179,904

EQUITY		55,341,906	49,238,863

TOTAL LIABILITIES AND EQUITY		82,399,264	74,885,144

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the six-month period ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
NET SALES		16,615,817	18,265,370	32,826,080	37,137,673
Cost of sales	20	(14,428,921)	(14,987,029)	(28,219,465)	(30,230,657)
GROSS PROFIT		2,186,896	3,278,341	4,606,615	6,907,016
Selling expenses	20	(186,192)	(174,138)	(369,199)	(348,370)
General and administrative expenses	20	(344,470)	(388,209)	(662,399)	(752,016)
Other operating income	20	154,906	15,724	199,902	913,823
Other operating expenses	20	(196,124)	(83,937)	(274,980)	(129,675)
Recovery of Eletrobras Compulsory Loan	15	100,860	-	100,860	-
Results in operations with joint ventures	3.4	-	-	808,367	-
(Reversal) Impairment of financial assets	20	(4,264)	3,533	(24,358)	(981)
Impairment of assets	23	(199,627)	-	(199,627)	-
Equity in earnings of unconsolidated companies	8	108,082	233,590	187,198	587,544
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,620,067	2,884,904	4,372,379	7,177,341
Financial income	21	185,285	243,797	359,959	459,659
Financial expenses	21	(371,732)	(355,920)	(714,930)	(679,655)
Tax credits monetary update	21	(377,789)	(299,905)	(698,424)	(489,633)
Exchange variations, net	21	-	-	-	253,002
Gains (Losses) on financial instruments, net	21	(33,042)	(10,707)	(19,630)	(16,203)
INCOME BEFORE TAXES		1,022,789	2,462,169	3,299,354	6,704,511
Current	7	(289,515)	(469,810)	(639,543)	(1,135,354)
Deferred	7	133,707	150,364	260,042	(211,035)
Income and social contribution taxes		(155,808)	(319,446)	(379,501)	(1,346,389)

NET INCOME		866,981	2,142,723	2,919,853	5,358,122

ATTRIBUTABLE TO:
Owners of the parent		859,110	2,135,909	2,902,892	5,341,828
Non-controlling interests		7,871	6,814	16,961	16,294
		866,981	2,142,723	2,919,853	5,358,122

Basic earnings per share - preferred - (R$)	18	0.41	1.02	1.38	2.55
Basic earnings per share - common - (R$)	18	0.41	1.02	1.38	2.55

Diluted earnings per share - preferred - (R$)	18	0.41	1.01	1.37	2.53
Diluted earnings per share - common - (R$)	18	0.41	1.01	1.37	2.53

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income for the period	866,981	2,142,723	2,919,853	5,358,122
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	47,401	(72,498)	165,316	100,963
Cumulative translation adjustment	3,113,159	(1,081,351)	4,443,855	(1,782,829)
Recycling of cumulative translation adjustment to net income	-	-	(407,560)	-
Unrealized (Losses) Gains on net investment hedge	(232,157)	231,666	(295,865)	361,658
Unrealized (Losses) Gains on financial instruments, net of tax	(4,107)	1,127	(4,399)	1,766
	2,924,296	(921,056)	3,901,347	(1,318,442)

Total comprehensive income for the period, net of tax	3,791,277	1,221,667	6,821,200	4,039,680

Total comprehensive income attributable to:
Owners of the parent	3,769,442	1,217,996	6,786,363	4,029,562
Non-controlling interests	21,835	3,671	34,837	10,118
	3,791,277	1,221,667	6,821,200	4,039,680

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2023	19,249,181	(179,995)	11,597	2,210,531	1,775,498	18,186,532	-	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	-	-	-	-	-	-	5,341,828	-	-	-	-	-	-	5,341,828	16,294	5,358,122
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	361,658	1,766	(1,675,690)	-	-	(1,312,266)	(6,176)	(1,318,442)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	5,341,828	-	361,658	1,766	(1,675,690)	-	-	4,029,562	10,118	4,039,680
Increase in Capital through capitalization of Retained earnings	966,162	-	-	-	-	(966,162)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	25,098	25,098	(51)	25,047
Long term incentive plan exercised during the period	-	25,100	-	-	-	6,197	-	-	-	-	-	-	-	31,297	16	31,313
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,387)	(7,387)
Dividend in excess of the minimum estatutory undistributed in 2022	-	-	-	-	-	(333,151)	-	-	-	-	-	-	-	(333,151)	-	(333,151)
Dividends/interest on equity	-	-	-	-	-	-	(892,056)	-	-	-	-	-	-	(892,056)	(4,627)	(896,683)
Balance as of June 30, 2023 (Note 17)	20,215,343	(154,895)	11,597	2,210,531	1,775,498	16,893,416	4,449,772	(2,904,670)	(8,717,412)	(10,968)	15,049,852	80,117	78,763	48,976,944	180,068	49,157,012

Balance as of January 1, 2024	20,215,343	(150,182)	11,597	2,528,673	2,914,226	20,471,931	-	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
2024 Changes in Equity
Net income	-	-	-	-	-	-	2,902,892	-	-		-	-	-	2,902,892	16,961	2,919,853
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(295,865)	(4,399)	4,183,735	-	-	3,883,471	17,876	3,901,347
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,902,892	-	(295,865)	(4,399)	4,183,735	-	-	6,786,363	34,837	6,821,200
Increase in Capital through capitalization of Retained earnings	4,057,882	-	-	-	-	(4,057,882)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(4,906)	(4,906)	18	(4,888)
Long term incentive plan exercised during the period	-	52,889	-	-	-	1,250	-	-	-	-	-	-	-	54,139	13	54,152
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,838)	(2,838)
Dividend in excess of the minimum estatutory undistributed in 2023	-	-	-	-	-	(175,233)	-	-	-	-	-	-	-	(175,233)	-	(175,233)
Dividends/interest on equity	-	-	-	-	-	-	(589,013)	-	-	-	-	-	-	(589,013)	(337)	(589,350)
Balance as of June 30, 2024 (Note 17)	24,273,225	(97,293)	11,597	2,528,673	2,914,226	16,240,066	2,313,879	(2,904,670)	(9,127,011)	(16,350)	18,688,206	176,612	129,149	55,130,309	211,597	55,341,906

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the six-month period ended
	Note	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net income for the period		2,919,853	5,358,122
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	1,497,105	1,467,226
Impairment of assets	23	199,627	-
Equity in earnings of unconsolidated companies	8	(187,198)	(587,544)
Exchange variation, net	21	698,424	489,633
Gains and losses on derivative financial instruments, net	21	19,630	16,203
Post-employment benefits		129,186	133,445
Long-term incentive plans		75,588	80,322
Income tax	7	379,501	1,346,389
Losses on disposal of property, plant and equipment		24,301	17,937
Results in operations with joint ventures		(808,367)	-
Impairment of financial assets		24,358	981
Provision of tax, civil, labor and environmental liabilities, net		92,341	109,015
Tax credits recovery		(100,860)	(1,098,218)
Interest income on short-term investments		(145,247)	(276,778)
Interest expense on debt and debentures	21	365,501	422,007
Interest expense on lease liabilities		69,106	47,136
Reversal of net realizable value adjustment in inventory, net	6	(31,099)	(26,424)
		5,221,750	7,499,452
Changes in assets and liabilities
Increase in trade accounts receivable		(534,928)	(954,619)
Increase in inventories		(277,048)	(338)
Decrease in trade accounts payable		(524,996)	(169,261)
Increase in other receivables		(27,352)	(179,637)
Decrease in other payables		(66,950)	(803,085)
Dividends from associates and joint ventures		13,729	65,481
Purchases of short-term investments		(585,790)	(2,744,766)
Proceeds from maturities and sales of short-term investments		1,320,655	4,116,748
Cash provided by operating activities		4,539,070	6,829,975

Interest paid on loans and financing		(409,533)	(383,744)
Interest paid on lease liabilities		(69,106)	(47,136)
Income and social contribution taxes paid		(1,293,610)	(1,218,572)
Net cash provided by operating activities		2,766,821	5,180,523

Cash flows from investing activities
Purchases of property, plant and equipment	9	(2,253,652)	(2,183,061)
Proceeds from sales of property, plant and equipment, investments and other intangibles		1,505,257	6,681
Additions in other intangibles		(81,427)	(59,477)
Repurchase of shares in joint ventures		-	47,006
Capital increase in joint ventures	8	(65,043)	(96,653)
Net cash used in investing activities		(894,865)	(2,285,504)

Cash flows from financing activities
Dividends and interest on capital paid		(761,385)	(1,104,363)
Proceeds from loans and financing		1,954,889	957,184
Repayment of loans and financing		(1,409,472)	(2,335,220)
Leasing payment		(217,789)	(183,047)
Intercompany loans, net		2,738	(38)
Net cash used in financing activities		(431,019)	(2,665,484)

Exchange variation on cash and cash equivalents		442,884	(149,356)

Increase in cash and cash equivalents		1,883,821	80,179
Cash and cash equivalents at beginning of period		3,005,645	2,475,863
Cash and cash equivalents at end of period		4,889,466	2,556,042

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on July 31, 2024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and six-month periods ended on June 30, 2024 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2023, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

2.2 – New accounting standards

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2024 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2025 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 21 – Lack of Exchangeability. It clarifies aspects related to accounting treatment and disclosure when a currency lacks exchangeability into another currency. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2025. The Company does not expect material impacts on its Financial Statements.

- On March 6, 2024, the SEC approved new rules that will require climate-related disclosures by public companies, including evaluation and disclosure of certain climate-related financial metrics in their audited financial statements. These rules are effective for fiscal years beginning on/or after January 1, 2025. The Company is currently evaluating the impact of the rule changes.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. Establishes the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Issuance of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. Establishes simplified disclosures requirements for consolidated or individual financial statements of entities eligible for the application of this standard. These rules are effective for fiscal years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 9 and IFRS 7 – Amendments to the classification and measurement of financial instruments. It clarifies aspects related to the classification and measurement of financial instruments. This amendment to the standards is effective for years beginning on/or after January 1, 2026. The Company is evaluating the impacts on its Financial Statements of adopting these standards.

- Annual improvements to IFRS Accounting Standards. It applies amendments to IFRS 1, addressing first-adoption aspects related to hedge accounting; IFRS 7, covering aspects of gain and loss on the reversal of a financial instrument, credit risk disclosures, and the difference between fair value and transaction price; IFRS 9, addressing aspects related to the reversal of leasing liabilities and transaction price; IFRS 10, addressing the determination of the “de facto agent” and IAS 7, addressing aspects related to the cost method. These amendments are effective for years beginning on/or after January 1, 2026. The Company does not expect material impacts on its Financial Statements.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on June 30, 2024, when compared to those existing on December 31, 2023.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	June 30, 2024	December 31, 2023
Bradley Steel Processors	Canada	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73
Juntos Somos Mais Fidelização S.A.	Brazil	27.49	27.16
Addiante S.A	Brazil	50.00	50.00
Ubiratã Tecnologia S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66
Gerdau Metaldom Corp.	Dominican Rep.	-	50.00
Diaco S.A.	Colombia	-	49.85

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	June 30, 2024	December 31, 2023
Cash and cash equivalents	777,604	1,560,816
Total current assets	3,359,685	6,212,742
Total non-current assets	4,864,788	6,362,085
Short-term debt	327,510	389,433
Total current liabilities	1,540,973	3,821,055
Long-term debt	601,178	633,163
Total non-current liabilities	974,407	1,210,572

	Joint ventures
	For the three-month period ended		For the six-month period ended
Joint ventures	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	1,803,041	3,413,172	3,480,003	7,104,461
Cost of sales	(1,478,835)	(2,650,142)	(2,861,158)	(5,580,103)
Income before financial income (expenses) and taxes	234,694	532,884	440,905	1,187,529
Financial income	36,083	42,431	59,684	90,246
Financial expenses	(47,061)	(80,459)	(77,940)	(116,026)
Income and social contribution taxes	(65,504)	(38,240)	(130,584)	(212,107)
Net income	127,467	352,725	269,687	862,376
Depreciation and amortization	70,657	81,483	137,864	160,706
Total comprehensive income for the period, net of tax	127,467	347,692	269,687	862,376

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		June 30, 2024	December 31, 2023
Dona Francisca Energética S.A.	Brazil	51.82	51.82
Newave Energia S.A.	Brazil	33.33	33.33

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

Associate companies	June 30, 2024	December 31, 2023
Cash and cash equivalents	140,691	138,389
Total current assets	172,761	165,048
Total non-current assets	697,876	424,053
Short-term debt	38,751	-
Total current liabilities	58,288	122,308
Long-term debt	7,021	-
Total non-current liabilities	17,194	7,965

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended		For the six-month period ended
Associate companies	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	23,836	16,496	57,029	32,811
Cost of sales	(20,669)	(7,966)	(32,438)	(16,284)
Income before financial income (expenses) and taxes	(7,492)	8,082	4,114	14,327
Financial income	3,598	236	6,215	397
Financial expenses	(644)	(1,258)	(1,532)	(2,610)
Income and social contribution taxes	1,094	(607)	(3,808)	(1,182)
Net income	(3,445)	6,453	4,990	10,933
Depreciation and amortization	2,926	2,174	5,704	5,211
Total comprehensive income for the period, net of tax	(3,445)	6,453	4,990	10,933

3.4 — Results in operations with joint ventures

On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries), whose acquirer is the INICIA Group, Gerdau’s partner in these companies, which were part of the Company’s South America Segment and were recorded by the equity method. The transaction took place at a base price corresponding to US$ 325 million (equivalent to R$ 1.5 billion on the date of the transaction) and it is in line with its capital allocation strategy, focusing on the growth and competitiveness of assets with greater potential for long-term value generation. Throughout the first quarter of 2024, after compliance with the corresponding conditions precedent, the transactions were concluded and, as a result of the sale of these interests, the Company recognized a gain of R$ 808.4 million in the line of Results in operations with joint ventures in the Statement of Income, which includes the amount of R$ 407.6 million reclassified to income from Cumulative translation adjustment, as presented in the Statement of Comprehensive Income.

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	June 30, 2024	December 31, 2023
Cash	23,373	10,468
Banks and immediately available investments	4,866,093	2,995,177
Cash and cash equivalents	4,889,466	3,005,645

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	June 30, 2024	December 31, 2023
Short-term investments	1,749,547	2,338,097

Short-term investments include Bank Deposit Certificates and marketable securities, which are used in the Company's operations and cash management and stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	June 30, 2024	December 31, 2023
Trade accounts receivable - in Brazil	2,948,387	2,622,865
Trade accounts receivable - exports from Brazil	352,982	617,577
Trade accounts receivable - foreign subsidiaries	2,689,858	1,724,838
(-) Impairment of financial assets	(115,408)	(89,886)
	5,875,819	4,875,394

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Accounts receivable by aging are as follows:

	June 30, 2024	December 31, 2023
Current	5,269,141	4,294,446
Past-due:
Up to 30 days	563,254	513,384
From 31 to 60 days	60,698	48,538
From 61 to 90 days	14,471	24,027
From 91 to 180 days	26,613	50,502
From 181 to 360 days	50,290	13,251
Above 360 days	6,760	21,132
(-) Impairment on financial assets	(115,408)	(89,886)
	5,875,819	4,875,394

NOTE 6 - INVENTORIES

	June 30, 2024	December 31, 2023
Finished products	7,803,879	6,971,497
Work in progress	3,768,330	3,336,780
Raw materials	3,259,357	3,241,607
Storeroom supplies	1,389,103	1,266,465
Imports in transit	355,424	469,601
(-) Allowance for adjustments to net realizable value	(28,669)	(58,172)
	16,547,424	15,227,778

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2023	(47,497)
Provision for the year	(59,783)
Reversal of adjustments to net realizable value	47,747
Exchange rate variation	1,361
Balance as of December 31, 2023	(58,172)
Provision for the period	(17,824)
Reversal of adjustments to net realizable value	48,923
Exchange rate variation	(1,596)
Balance as of June 30, 2024	(28,669)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on June 30, 2024 and 2023. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	June 30, 2024	June 30, 2023
Income before income taxes	1,022,789	2,462,169
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(347,748)	(837,137)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	159,286	90,340
- Equity in earnings of unconsolidated companies	36,748	79,421
- Deferred tax assets not recognized	(620)	(6,863)
- Interests on tax lawsuits*	10,272	13,112
- Interest on equity	55	302,990
- Tax credits and incentives	17	2,432
- Other permanent differences, net	(13,818)	36,259
Income and social contribution taxes	(155,808)	(319,446)
Current	(289,515)	(469,810)
Deferred	133,707	150,364

	For the six-month period ended
	June 30, 2024	June 30, 2023
Income before income taxes	3,299,354	6,704,511
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,121,780)	(2,279,534)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	633,718	236,357
- Equity in earnings of unconsolidated companies	63,647	199,765
- Deferred tax assets not recognized	25,572	(11,000)
- Interests on tax lawsuits*	21,011	106,201
- Interest on equity	103	303,159
- Tax credits and incentives	56	9,051
- Other permanent differences, net	(1,828)	89,612
Income and social contribution taxes	(379,501)	(1,346,389)
Current	(639,543)	(1,135,354)
Deferred	260,042	(211,035)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the periods.

b) Tax Assets not booked:

The Company did not recognize a portion of tax assets regarding tax losses and negative social contribution from some operations in Brazil in the amount of R$ 270,659 (R$ 282,387 on December 31, 2023), which do not have an expiration date. The subsidiaries abroad had R$ 633,742 (R$ 569,714 as of December 31, 2023) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 307,035 (R$ 277,348 as of December 31, 2023), which expire at various dates between 2025 and 2038.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 01, 2023	2,428,237	1,060,770	256,813	150,698	3,896,518
Equity in earnings	591,354	230,176	10,582	(4,506)	827,606
Cumulative Translation Adjustment	142,830	17,060	1,127	15,197	176,214
Capital increase	-	-	-	524,185	524,185
Conversion of intercompany loan into equity interest	-	-	-	141,070	141,070
Negative goodwill in acquisition of equity interest	-	-	-	11,195	11,195
Presentation as Assets held for sale	-	(1,210,041)	-	-	(1,210,041)
Shares repurchase	-	(47,006)	-	-	(47,006)
Dividends/Interest on equity	(396,015)	(50,959)	-	(14,318)	(461,292)
Balance as of December 31, 2023	2,766,406	-	268,522	823,521	3,858,449
Equity in earnings	196,231	-	12,708	(21,741)	187,198
Cumulative Translation Adjustment	165,528	-	(4,135)	3,923	165,316
Capital increase	-	-	-	65,043	65,043
Acquisition of equity interest	-	-	-	789	789
Dividends/Interest on equity	(9,900)	-	-	(3,829)	(13,729)
Balance as of June 30, 2024	3,118,265	-	277,095	867,706	4,263,066

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on June 30, 2024, acquisitions amounted to R$ 1,419,775 (R$ 1,228,713 as of June 30, 2023), and disposals amounted to R$ 21,045 (R$ 18,171 as of June 30, 2023). During the six-month period ended on June 30, 2024, acquisitions amounted to R$ 2,278,096 (R$ 2,183,061 as of June 30, 2023), and disposals amounted to R$ 26,313 (R$ 24,618 as of June 30, 2023). The additions to property, plant and equipment in the six-month period ended on June 30, 2024 include a non-cash effect amounted to R$ 24,444.

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on June 30, 2024 amounted to R$ 35,385 (R$ 724 as of June 30, 2023). Borrowing costs capitalized during the six-month period ended on June 30, 2024 amounted to R$ 65,147 (R$ 24,793 as of June 30, 2023).

c) Impairment of assets – In the second quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, tests carried out on other long-lived assets identified losses due to non-recoverability in the amount of R$ 199,627 in the Brazil segment. These losses were determined based on the difference between the carrying amount of the assets and its recoverable amount. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income, as detailed in Note 23.

d) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on June 30, 2024 and December 31, 2023.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2023	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(1,377,739)	568,423	(809,316)
Balance as of December 31, 2023	20,367,808	(9,542,660)	10,825,148
(+/-) Foreign exchange effect	2,863,241	(1,319,043)	1,544,198
Balance as of June 30, 2024	23,231,049	(10,861,703)	12,369,346

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amounts of goodwill by segment are as follows:

	June 30, 2024	December 31, 2023
Brazil	373,135	373,135
Special Steels	4,095,704	3,566,989
North America	7,900,507	6,885,024
	12,369,346	10,825,148

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on June 30, 2024, as detailed in Note 23.

NOTE 11 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	June 30, 2024	December 31, 2023
Trade accounts payable - domestic market	4,111,504	4,120,701
Trade accounts payable - debtor risk	484,200	584,320
Trade accounts payable - imports	1,338,217	1,196,162
	5,933,921	5,901,183

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers' receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company's securities, at the supplier's discretion, does not result in a relevant change in the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On June 30, 2024, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	June 30, 2024	December 31, 2023
Ten/Thirty Years Bonds	8,072,813	7,051,637
Other financing	2,186,807	3,028,038
Total financing	10,259,620	10,079,675
Current	1,684,449	1,783,201
Non-current	8,575,171	8,296,474

Principal amount of the financing	10,065,437	9,903,534
Interest amount of the financing	194,183	176,141
Total financing	10,259,620	10,079,675

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of June 30, 2024, the nominal weighted average cost of debts denominated in US dollars is 5.45% p.a. (5.68% p.a. on December 31, 2023), for debts denominated in Real of 106.7% of the CDI p.a. (104.9% of the CDI p.a. on December 31, 2023) and for other currencies 5.46% p.a. (6.49% p.a. on December 31, 2023).

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	June 30, 2024	December 31, 2023
Brazilian Real (R$)	1,861,118	2,667,065
U.S. Dollar (US$)	8,070,978	7,169,183
Other currencies	327,524	243,427
	10,259,620	10,079,675

The amortization schedules of long-term loans and financing are as follows:

	June 30, 2024	December 31, 2023
2025(*)	404,484	1,156,718
2026	185,340	168,374
2027	2,273,504	2,001,442
2028	10,737	10,198
2029 on	5,701,106	4,959,742
	8,575,171	8,296,474

(*) For the period as of June 30,2024, the amounts represents dates from July 1, 2025 to December 31, 2025.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,864 million as of June 30, 2024) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of June 30, 2024, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

NOTE 13 – DEBENTURES

		Quantity as of June 30, 2024
Issuance	General Meeting	Issued	Held in treasury	Maturity	June 30, 2024	December 31, 2023
14th	August 26, 2014	20,000	20,000	August 30, 2034	-	-
16th - B	April 25, 2019	800,000	-	May 6, 2026	812,303	813,633
17th	May 29, 2024	1,500,000	-	May 29, 2029	1,509,134	-
Total Consolidated					2,321,437	813,633

Current					26,730	14,421
Non-current					2,294,707	799,212

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Maturities of long-term amounts are as follows:

	June 30, 2024	December 31, 2023
2026	799,376	799,212
2029 on	1,495,331	-
	2,294,707	799,212

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 1.48% and 3.91% for the three and six-month periods ended on June 30, 2024, respectively (3.42% and 6.74% for the three and six-month periods ended on June 30, 2023, respectively).

In May 2024, the Company announced the 17th issuance of debentures where it issued 1,500,000 (one million and five hundred thousand) debentures with a nominal unit value of R$ 1, totaling R$ 1.5 billion.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, related parties (assets and liabilities), fair value of derivatives (assets and liabilities), other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value — the Fair Value of the financial instruments is as follows:

	June 30, 2024		December 31, 2023
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	1,749,547	1,749,547	2,338,097	2,338,097
Trade accounts receivable - net	5,875,819	5,875,819	4,875,394	4,875,394
Fair value of derivatives	33,987	33,987	766	766
Other current assets	797,261	797,261	543,288	543,288
Other non-current assets	381,316	381,316	355,390	355,390

Liabilities
Trade accounts payable - domestic market	4,111,504	4,111,504	4,120,701	4,120,701
Trade accounts payable - debtor risk	484,200	484,200	584,320	584,320
Trade accounts payable - imports	1,338,217	1,338,217	1,196,162	1,196,162
Loans and Financing	10,259,620	10,299,075	10,079,675	10,161,103
Debentures	2,321,437	2,320,462	813,633	812,413
Related parties	27,730	27,730	24,992	24,992
Fair value of derivatives	24,080	24,080	20,648	20,648
Other current liabilities	1,503,982	1,503,982	1,192,461	1,192,461
Other non-current liabilities	603,032	603,032	859,917	859,917

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	June 30, 2024	June 30, 2023
Foreign currency sensitivity analysis - Loans and financing	5%	12,139	2,049
Foreign currency sensitivity analysis - Imports/Exports	5%	(49,262)	37,353
Interest rate sensitivity analysis	10 bps	34,471	28,325
Sensitivity analysis of changes in prices of products sold	1%	166,158	182,654
Sensitivity analysis of changes in raw material and commodity prices	1%	104,942	112,144
Currency forward contracts	5%	(16,276)	183
Commodity derivates	5%	(3,949)	2,085
Swaps USD x DI	5%	8,559	-

Foreign currency sensitivity analysis: As of June 30, 2024, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 12,139 (gain of R$ 2,049 as of June 30, 2023). If the Real depreciates against the Dollar, this would represent an expense of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent an expense of R$ 49,262 (gain of R$ 37,353 as of June 30, 2023), if the Real depreciates against the Dollar, this would represent a gain of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 34,471 as of June 30, 2024 (R$ 28,325 as of June 30, 2023) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the period ended on June 30, 2024, totals R$ 166,158 (R$ 182,654 as of June 30, 2023) and the variation in the price of raw materials and other inputs totals R$ 104,942 as of June 30, 2024 (R$ 122,144 as of June 30, 2023). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Argentinian Peso represents an expense of R$ 16,276 as of June 30, 2024 (gain of R$ 183 as of June 30, 2023) and a 5% decrease in the Dollar against the Argentinian Peso represents a gain in the same amount in June 30, 2024 and an expense in the same amount in June 30, 2023. Forward contracts in Dollar/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, nickel and energy) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an expense of R$ 3,949 as of June 30, 2024 (gain of R$ 2,085 as of June 30, 2023), and a 5% decrease in the price of the commodity represents an income in June 30, 2024 and an expense in June 30, 2023 in the same amount. The mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent an income of R$ 8,559 (R$ 0 as of June 30, 2023). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

June 30, 2024 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	1,749,547	1,749,547
Trade accounts receivable	5,875,819	-	5,875,819
Fair value of derivatives	-	33,987	33,987
Other current assets	781,272	15,989	797,261
Other non-current assets	379,175	2,141	381,316
Total	7,036,266	1,801,664	8,837,930
Financial income (expenses) for the three-month period ended on June 30, 2024	252,094	95,594	347,688
Financial income (expenses) for the six-month period ended on June 30, 2024	379,390	250,751	630,141

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,111,504	4,111,504
Trade accounts payable - debtor risk	-	484,200	484,200
Trade accounts payable - imports	-	1,338,217	1,338,217
Loans and financing	-	10,259,620	10,259,620
Debentures	-	2,321,437	2,321,437
Related parties	-	27,730	27,730
Fair value of derivatives	24,080	-	24,080
Other current liabilities	-	1,503,982	1,503,982
Other non-current liabilities	-	603,032	603,032
Total	24,080	20,649,722	20,673,802
Financial income (expenses) for the three-month period ended on June 30, 2024	(53,073)	(891,893)	(944,966)
Financial income (expenses) for the six-month period ended on June 30, 2024	(83,228)	(1,620,447)	(1,703,675)

December 31, 2023 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,338,097	2,338,097
Trade accounts receivable	4,875,394	-	4,875,394
Fair value of derivatives	-	766	766
Other current assets	529,629	13,659	543,288
Other non-current assets	353,370	2,020	355,390
Total	5,758,393	2,354,542	8,112,935
Financial income (expenses) for the three-month period ended on June 30, 2023	(5,414)	142,537	137,123
Financial income (expenses) for the six-month period ended on June 30, 2023	273,595	295,046	568,641

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,120,701	4,120,701
Trade accounts payable - debtor risk	-	584,320	584,320
Trade accounts payable - imports	-	1,196,162	1,196,162
Loans and financing	-	10,079,675	10,079,675
Debentures	-	813,633	813,633
Related parties	-	24,992	24,992
Fair value of derivatives	20,648	-	20,648
Other current liabilities	-	1,192,461	1,192,461
Other non-current liabilities	-	859,917	859,917
Total	20,648	18,871,861	18,892,509
Financial income (expenses) for the three-month period ended on June 30, 2023	(11,063)	(548,795)	(559,858)
Financial income (expenses) for the six-month period ended on June 30, 2023	(16,022)	(1,025,449)	(1,041,471)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed dollar amount and receives/pays a fixed Real/Argentinian peso amount. Counterparties are always top - tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Currency forward contracts
Maturity in 2024	buyed in US$	US$ 54.7 million	US$ 34.2 million	-	-	13,832	17,337

Commodity contracts
Maturity in 2024	buyed in US$	US$ 34.1 milion	US$ 12.1 million	120	32	10,248	1,349

Commodity derivates
Maturity in 2026	-	-	-	16,215	-	-	-

Swaps IPCA x DI
Maturity in 2024	99,2% of CDI	-	R$ 450.0 million	-	734	-	356

Swaps USD x DI
Maturity in 2026	107,9% of CDI	US$ 30.6 milion	US$ 30.6 million	17,652	-	-	1,606

Total fair value of financial instruments				33,987	766	24,080	20,648

Fair value of derivatives	June 30, 2024	December 31, 2023
Current assets	16,335	766
Other non-current assets	17,652	-
	33,987	766
Fair value of derivatives
Current liabilities	24,080	19,042
Non-current liabilities	-	1,606
	24,080	20,648

Net Income	June 30, 2024	June 30, 2023
Gains on financial instruments	63,598	924
Losses on financial instruments	(83,228)	(17,127)
	(19,630)	(16,203)
Other comprehensive income
Gains on financial instruments	-	1,766
Loss on financial instruments	(4,399)	-
	(4,399)	1,766

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.4 billion (equivalent to R$ 2.1 billion on June 30, 2024) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 232,157 for the three-month period ended on June 30, 2024 (gain of R$ 231,666 for the three-month period ended on June 30, 2023) and as an unrealized loss, net of taxes, in the amount R$ 295,865 for the six-month period ended on June 30, 2024 (gain of R$ 361,658 for six-month period ended on June 30, 2023).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS Accounting Standards defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

As detailed in Note 14.d, on June 30, 2024 and December 31, 2023, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data.

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2023	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	June 30, 2023
Related Parties, net	24,890	(38)	-	-	-	24,852
Leasing payable	1,030,643	(183,047)	(47,136)	47,136	363,282	1,210,878
Loans and Financing, Debentures and Fair value of derivatives	12,623,174	(1,378,036)	(383,744)	422,007	(579,941)	10,703,460

		Cash effects		Non-cash effects
	December 31, 2023	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	June 30, 2024
Related Parties, net	24,992	2,738	-	-	-	27,730
Leasing payable	1,277,602	(217,789)	(69,106)	69,106	289,420	1,349,233
Loans and Financing, Debentures and Fair value of derivatives	10,913,190	545,417	(409,533)	365,501	1,156,575	12,571,150

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	June 30, 2024	December 31, 2023
a) Tax provisions	1,847,103	1,737,984
b) Labor provisions	398,491	413,179
c) Civil provisions	32,914	34,662
	2,278,508	2,185,825

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	June 30, 2024	December 31, 2023
Balance at the beginning of the year	2,185,825	2,026,003
(+) Additions	114,262	208,219
(+) Monetary correction	79,989	157,227
(-) Reversal of accrued amounts	(101,910)	(205,202)
(+) Foreign exchange effect on provisions in foreign currency	342	(422)
Balance at the end of period	2,278,508	2,185,825

II) Contingent liabilities for which provisions were not recorded as of March 31, 2024

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 709,588 (R$ 603,926 as of December 31, 2023).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) IPI – Tax on Industrialized Products, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 499,612 (R$ 465,843 as of December 31, 20223; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 2,050,810 (R$ 1,991,993 as of December 31, 2023), (iii) social security contributions in the total of R$ 150,852 (R$ 145,786 as of December 31, 2023) and (iv) other taxes, whose updated total amount is currently R$ 695,495 (R$ 641,405 as of December 31, 2023).

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements” (PPE) or “Advance Export Receipt” (RAE), in the updated amount of R$ 1,587,237 (R$ 1,533,806 as of December 31, 2023), of which: (i) R$ 852,640 (R$ 824,113 as of December 31, 2023) correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, one lawsuit is at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, three lawsuits await the judgment of the declaratory appeals filed against the judgments that, by a casting vote, denied the Voluntary Appeals filed by the Company, and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 734,597 (R$ 709,693 as of December 31, 2023) correspond to three lawsuits of subsidiary Gerdau S.A., in which two processes recently had their discussion concluded in the administrative sphere, with the Company having begun preparations for the discussion of the fines before the Judiciary, and one lawsuit that is currently at the Administrative Board of Tax Appeals (CARF) for judgment of the Voluntary Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 564,940 (R$ 546,859 as of December 31, 2023), of which: (i) R$ 30,811 (R$ 29,787 as of December 31, 2023) corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 261,743 (R$ 253,779 as of December 31, 2023) correspond to a process in which the Company had its Voluntary Appeal granted at the Administrative Board of Tax Appeals (CARF), which it recently judged and, by casting vote, partially granted the Special Appeal filed by the National Treasury Attorney's Office, ordering the return of the process to the court of origin for consideration of the ex officio appeal and other issues not considered in the voluntary appeal.; (iii) R$ 85,566 (R$ 82,913 as of December 31, 2023) correspond to a process in which, in a recent judgment, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals (CARF), by a casting vote, partially granted the Special Appeal filed by the National Treasury Attorney's Office, ordering the return of the case to the court of origin for consideration of the ex officio appeal and other issues not considered in the voluntary appeal.; and (iv) R$ 186,820 (R$ 180,380 as of December 31, 2023) correspond to a process whose Objection, presented by the company, was deemed partially admissible by the Federal Revenue Judgment Office (DRJ), with the Voluntary Appeal filed pending judgment by the Administrative Council of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,463,361 (R$ 1,430,407 as of December 31, 2023). Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,204,985 (R$ 1,177,724 as of December 31, 2023) corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is pending at the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company, and another is pending at the Federal Regional Court of the 4th Region, where, in a recent judgment, unanimously, the National Treasury's motion for clarification were dismissed and given partial granting of the motion for clarification filed by the Company, maintaining the decision that had unanimously granted the appeal filed by Gerdau, to extinguish the Tax Execution and dismissed the Federal Government’s appeal; and (ii) R$ 258,376 (R$ 252,683 as of December 31, 2023) correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), in which the appeal lodged by the Federal Government against the judgment that upheld the Embargoes of Tax Enforcement opposed by the Company is pending of judgement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005, regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 7,891,521 (R$ 7,882,203 as of December 31, 2023), of which: (i) R$ 4,624,063 (R$ 4,637,104 as of December 31, 2023) correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, being pending of judgment the special and extraordinary appeals filed by the National Treasury; in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury is pending judgment in the Federal Regional Court of the 2nd Region; in the lawsuit of the subsidiary Gerdau Aços Longos S.A., on November 17, 2023, in a judgment held at the Federal Regional Court of the 2nd Region, the appeal filed by the National Treasury was dismissed, and the Embargoes for declaration filed by the National Treasury is pending of judgment. Also in this process, on November 30, 2023, the request for review of the registration as overdue debt was granted, causing the reduction of the amount of the debt required due to the exclusion of fines and, consequently, default interest and legal charge, pursuant to the provisions of § 9-A of article 25 of Decree No. 70,235/72 and article 15 of Law No. 14,689/2023; and also, the Embargoes of Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance; (ii) R$ 375,610 (R$ 366,382 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 351,249 (R$ 342,072 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 6,109 (R$ 5,958 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, which is in progress at the first instance awaiting a ruling on the Objections to Tax Enforcement filed by the Company; (v) R$ 99,020 (R$ 96,280 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., the administrative discussion of which has been concluded and is currently under judicial discussion, with the National Treasury recently requesting the termination of the Tax Enforcement in view of the granting of the request for review of the registration in active debt, made by the Company, and which resulted in the total extinction of the debts due to the exclusion of fines and, consequently, of the current interest and the legal charge, by force of the provisions of § 9º-A of art. 25 of Decree No. 70.235/72 combined with art. 15 of Law No. 14.689/2023; (vi) R$ 119,191 (R$ 190,058 as of December 31, 2023) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 215,252 (R$ 208,449 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was recently judged by the Superior Chamber of Tax Appeals (CSRF) of CARF, and which will soon be forwarded for judicial collection and will be discussed in the context of Objections to the Tax Execution to be opportunely opposed by the Company; (viii) R$ 133,099 (R$ 129,050 as of December 31, 2023) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the administrative discussion of which has ended, and which will soon be forwarded for judicial collection and will be discussed in the context of Objections to the Tax Enforcement to be filed in due course by the Company; (ix) R$ 698,125 (R$ 676,217 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the Voluntary Appeal was partially granted, pending notification of the judgment that accepted the declaration of opposition filed by the Company, without infringing effects, with a Special Appeal having been filed by the National Treasury; (x) R$ 617,218 (R$ 596,754 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., pending before the first instance of the Administrative Board of Tax Appeals (CARF), that, in a recent judgment, by casting vote, dismissed the Voluntary Appeal filed by the Company; (xi) R$ 172,841 (R$ 167,887 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vii” above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 479,743 (R$ 465,992 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection phase, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE – Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

According to the decision published on November 10, 2022, in a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp n.º 1.979.138 - DF (2021/0405949-3).

The STJ’s decision is subject to appeal by the Brazilian government in the form of Declaration Embargoes in the Extraordinary Appeal filed by the Brazilian Government with the STF and Gerdau will continue to seek all applicable legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 643,208 (R$ 595,649 as of December 31, 2023). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,161,020 (R$ 1,028,176 as of December 31, 2023). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	June 30, 2024	December 31, 2023
Tax	1,901,987	1,828,611
Labor	51,091	56,640
Civil	138,351	178,819
	2,091,429	2,064,070

The balance of tax judicial deposits as of June 30, 2024 includes the amount of R$ 1,739,952 (R$ 1,670,984 as of December 31, 2023) which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney’s Office had opposed, alleging that the Supreme Court’s decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, referring to credits prior to the filing of the lawsuits.

The amounts recognized in the Company’s results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line.

Due to the economic moment strongly impacted by the pandemic caused by COVID-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company. In December 2022, after judgment of the Declaration Embargoes opposed by the National Treasury, which upheld the favorable decision for the Company, the fine was definitively terminated.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

In view of the final and unappealable decision with favorable merits decision confirmed on December 26, 2023, rendered in the main proceedings (0012235- 15.2009.4.02.5101) and the revocation of the suspensive effect previously granted to the National Treasury in case No. 5003743-37.2020.4.02.0000, the subsidiary Gerdau Aços Longos S.A. filed a request for provisional compliance with the judgment (assessed under No. 5100372-91.2023.4.02.5101/RJ), in which the request for withdrawal of the amounts deposited over the years dealing with the Inclusion of ICMS in the PIS and COFINS Calculation Base was granted, in the amount of R$ 1.7 billion, pending the final and unappealable decision for the withdrawal permits to be issued. On March 14, 2024, the National Treasury filed an appeal (filed under No. 5003345-51.2024.4.02.0000/RJ) against the decision that granted the request for withdrawal of judicial deposits and was denied its request for attribution of suspensive effect to the appeal, awaiting the judgment of the interlocutory appeal.

IV)  Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans. The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021, Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses, being the amount deposited in the Company’s account, after the presentation of a guarantee insurance. In this sense, in a final judgment concluded on November 7, 2023, the First Chamber of Private Law of the Court of Justice of the State of Rio de Janeiro, unanimously, dismissed the appeal filed by Eletrobras against the decision that had rejected its challenge to compliance with the judgment. On January 30, 2024 Eletrobras filed Special and Extraordinary Appeals against the decision that dismissed its appeal, and on March 25, 2024 a decision was handed down by the Third Vice-Presidency of the Court of Justice of the State of Rio de Janeiro rejecting the special appeal.

On February 26, 2024, Gerdau S.A entered into an agreement with Eletrobras regarding credits arising from a final and unappealable decision and which were being claimed in a judicial settlement process, for the amount of R$ 17 million.

On April 3, 2024, after the decision approving the agreement reached, Gerdau S.A. received the amount established in the legal agreement signed with Eletrobras.

On June 26, 2024, Gerdau S.A. and its subsidiary Seiva S.A. – Florestas e Indústrias celebrated an agreement with Eletrobras in order to finalize the process that had the Sentence in September 2021, through the receipt of an amount of R$ 134 million (R$ 101.1 million, net from legal fees and related expenses), to be subject to lifting when the transit is judged by the homologation decision, becoming definitive the amounts recognized by the Company in 2021 previously measured by the companies and with the release of the insurance guarantee in the process.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 40 million.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized in 2023 a credit of R$ 828 million (principal plus monetary update minus legal fees and taxes). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, with a counterpart in Other operating income and Tax credits monetary update, which is expected to be monetized within a period of up to 5 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	June 30, 2024	December 31, 2023
Liabilities
Joint venture
Bradley Steel Processors Inc.	August 1, 2024	(27,730)	(24,992)
		(27,730)	(24,992)

b)	Operations with related parties

During the three-month period ended on June 30, 2024, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 110,289 (R$ 530,599 as of June 30, 2023) and purchases in the amount of R$ 60,204 as of June 30, 2024 (R$ 44,709 as of June 30, 2023). The net balance totals R$ 50,085 as of June 30, 2024 (R$ 485,890 as of June 30, 2023). During the six-month period ended on June 30, 2024, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 195,381 (R$ 815,757 as of June 30, 2023) and purchase in the amount of R$ 101,470 as of June 30, 2024 (R$ 74,707 as of June 30, 2023). The net balance totals R$ 93,911 as of June 30, 2024 (R$ 741,050 as of June 30, 2023).

The Company and its subsidiaries have receivables from controlling shareholders, referring to the sale of property, in the amount of R$ 17,313 (R$ 24,710 as of June 2023). Additionally , the Company and its subsidiaries recorded revenues of R$ 211 and R$ 422 in the three-month and six-month periods ended on June 30, 2024, respectively (R$ 222 and R$ 435 for the three-month and six-month periods ended on June 30, 2023, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of June 30, 2024	Balance as of December 31, 2023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	apr/24	-	150,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	1,240	aug/24	1,217	-
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	nov/24	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/24	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	836	jan/25	760	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	10,949	jan/25	10,701	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	1,868	jan/25	1,825	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	3,096	jan/25	3,025	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	4,043	jan/25	3,951	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	624	jan/25	610	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	3,229	jan/25	3,156	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	4,873	jan/25	4,762	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	2,467	feb/25	2,396	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	mar/25	44,519	63,024
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	35,451	mar/25	25,042	35,451
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	may/25	-	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	may/25	375,000	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/25	400,000	400,000
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	sep/26	594,501	648,322
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	11,951	jan/27	11,680	-
Gerdau S.A., Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Financing Agreements	4,730,775	sep/27	-	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	2,370,943	2,064,877
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	jan/30	2,768,332	2,410,967
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	283,504	246,906
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	12,216	12,216
GUSAP III LP.	Subsidiary	Financing Agreements	1,117,100	apr/44	2,674,070	2,328,873

c)	Price conditions and charges

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 11,029 for the three-month period ended on June 30, 2024 (R$ 9,677 for the three-month period ended on June 30, 2023) and R$ 19,795 for the six-month period ended on June 30, 2024 (R$ 20,427 for the six-month period ended on June 30, 2023).

The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 534 for the three-month period ended on June 30, 2024 (R$ 496 for the three-month period ended on June 30, 2023) and R$ 971 for the six-month period ended on June 30, 2024 (R$ 1,028 for the six-month period ended on June 30, 2023).

The cost of social charges, related to the management of the Company, totaled R$ 4,415 for the three-month period ended on June 30, 2024 (R$ 5,456 for the three-month period ended on June 30, 2023) and R$ 8,368 for the six-month period ended on June 30, 2024 (R$ 12,471 for the six-month period ended on June 30, 2023).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 8,468 during the three-month period ended on June 30, 2024 (R$ 9,780 for the three-month period ended on June 30, 2023) and R$ 15,108 during the six-month period ended on June 30, 2024 (R$ 17,768 for the six-month period ended on June 30, 2023).

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 46,627 on June 30, 2024 (R$ 41,763 on December 31, 2023). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliations of common and preferred outstanding shares are presented below:

	June 30, 2024		December 31, 2023
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	600,526,442	1,148,995,967	571,929,945	1,091,630,395
Share bonus	120,105,288	229,648,167	28,596,497	54,691,436
Exercise of long-term incentive plan	-	4,375,754	-	2,674,136
Balance at the end of the period	720,631,730	1,383,019,888	600,526,442	1,148,995,967

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of June 30, 2024, 720,631,730 common shares and 1,383,019,888 preferred shares are subscribed and paid up, with a total capital of R$ 24,273,225 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	June 30, 2024						December 31, 2023
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.5	-	-	702,952,615	33.3	585,793,846	97.5	-	-	585,793,846	33.3
Brazilian institutional investors	1,128,393	0.2	191,993,389	13.8	193,121,782	9.2	2,442,108	0.4	117,790,196	10.2	120,232,304	6.8
Foreign institutional investors	1,580,967	0.2	594,692,843	42.8	596,273,810	28.3	1,425,937	0.2	546,220,396	47.2	547,646,333	31.2
Other shareholders	14,969,755	2.1	596,333,656	43.1	611,303,411	29.0	10,864,551	1.9	484,985,375	41.9	495,849,926	28.3
Treasury stock	-	-	4,828,842	0.3	4,828,842	0.2	-	-	7,544,641	0.7	7,544,641	0.4
	720,631,730	100.0	1,387,848,730	100.0	2,108,480,460	100.0	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

On February 28, 2023, the Company’s Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company’s Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 21, 2023; increasing the Company’s capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are preferred shares, all book-entry and without par value.

On April 16, 2024, the Extraordinary Shareholder’s Meeting approved a capital increase of R$ 4,057,882 through the capitalization of part of the balance of the Retained earnings account – Investments and Working Capital reserve, with the issuance of 351,413,410 new shares, of which 120,105,288 are common shares and 231,308,122 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every five shares of the same type held on April 17, 2024; increasing the Company’s capital to R$ 24,273,225, divided into 2,108,480,460 shares, of which 720,631,730 are common shares and 1,387,848,730 are preferred shares, all book-entry and without par value.

b) Treasury stocks

Changes in treasury stocks are as follows:

	June 30, 2024		December 31, 2023
	shares	R$	shares	R$
Balance at the beginning of the period	7,544,641	150,182	9,836,850	179,995
Long term incentive plan exercvised during the period	(4,375,142)	(52,889)	(2,674,136)	(29,813)
Capital increase with share bonus	1,659,343	-	381,927	-
Balance at the end of the period	4,828,842	97,293	7,544,641	150,182

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 20.15 as of June 30, 2024.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

g) Dividends - the Company credited dividends to shareholders in the amount presented below:

Period	Nature	R$/share	Outstanding shares (thousands)	Credit	Payment	June 30, 2024
1st Quarter	Dividends	0.28	2,103,652	05/15/24	05/28/24	589,013
Proposed dividends						589,013

Credit per share (R$)		0.28

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	June 30, 2024*			June 30, 2023**
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	294,307	564,803	859,110	733,325	1,402,584	2,135,909

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	720,631,730	1,382,961,025		720,631,731	1,378,305,211

Earnings per share (in R$) – Basic	0.41	0.41		1.02	1.02

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.

	For the six-month period ended on
	June 30, 2024*			June 30, 2023**
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	995,074	1,907,818	2,902,892	1,834,895	3,506,933	5,341,828

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	720,631,730	1,381,640,048		720,631,731	1,377,303,323

Earnings per share (in R$) – Basic	1.38	1.38		2.55	2.55

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	June 30, 2024*	June 30, 2023**
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	564,803	1,402,584
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,262	3,799
	566,065	1,406,383

Net income allocated to common shareholders	294,307	733,325
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,262)	(3,799)

	293,045	729,526

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	720,631,730	720,631,731
Preferred Shares
Weighted-average number of preferred shares outstanding	1,382,961,025	1,378,305,211
Potential increase in number of preferred shares outstanding due to the long term incentive plan	9,055,133	10,930,982
Total	1,392,016,158	1,389,236,193

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.41	1.01

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the six-month period ended on
	June 30, 2024*	June 30, 2023**
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,907,818	3,506,933
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,724	10,075
	1,912,542	3,517,008

Net income allocated to common shareholders	995,074	1,834,895
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,724)	(10,075)

	990,350	1,824,820

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	720,631,730	720,631,731
Preferred Shares
Weighted-average number of preferred shares outstanding	1,381,640,048	1,377,303,323
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,027,050	11,583,210
Total	1,391,667,098	1,388,886,533

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.37	2.53

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2023	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,628,243
Share Bonus	2,919,279
Forfeited	(1,768,084)
Exercised	(3,533,124)
Quantity on June 30, 2024	17,554,853

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 23.40 for the 2024 grant (R$ 25.16 for the 2023 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on June 30, 2024, was R$ 40,124 (R$ 43,018 for the three-month period ended on June 30, 2023) and the costs with long term-incentive plans recognized in the income statement in the six-month period ended on June 30, 2024 was R$ 75,588 (R$ 80,322 for the six-month period ended on June 30, 2023).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of June 30, 2024, the Company has a total of 4,828,842 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Depreciation and amortization	(771,320)	(752,451)	(1,497,105)	(1,467,226)
Labor expenses	(2,086,121)	(1,957,269)	(4,035,047)	(3,858,519)
Raw material and consumption material	(10,504,859)	(11,164,227)	(20,524,029)	(22,620,810)
Freight	(1,066,621)	(1,113,083)	(2,163,284)	(2,284,102)
Recovery of Eletrobras Compulsory Loan	100,860	-	100,860	-
Tax credits recovery / provision	-	-	-	845,216
Other expenses/income	(571,880)	(627,026)	(1,106,676)	(1,162,435)
(Reversal) Impairment of financial assets	(4,264)	-	(24,358)	-
Impairment of assets	(199,627)	-	(199,627)	-
Results in operations with joint ventures	-	-	808,367	-
	(15,103,832)	(15,614,056)	(28,640,899)	(30,547,876)

Classified as:
Cost of sales	(14,428,921)	(14,987,029)	(28,219,465)	(30,230,657)
Selling expenses	(186,192)	(174,138)	(369,199)	(348,370)
General and administrative expenses	(344,470)	(388,209)	(662,399)	(752,016)
Other operating income	154,906	15,724	199,902	913,823
Other operating expenses	(196,124)	(83,937)	(274,980)	(129,675)
Recovery of Eletrobras Compulsory Loan	100,860	-	100,860	-
Results in operations with joint ventures	-	-	808,367	-
Impairment of financial assets	(4,264)	3,533	(24,358)	(981)
Impairment of assets	(199,627)	-	(199,627)	-
	(15,103,832)	(15,614,056)	(28,640,899)	(30,547,876)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended		For the six-month periods ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Income from short-term investments	75,562	142,180	187,153	295,227
Interest income and other financial incomes	109,723	101,617	172,806	164,432
Financial income total	185,285	243,797	359,959	459,659

Interest on debts	(180,786)	(218,087)	(365,501)	(422,007)
Monetary variation and other financial expenses	(190,946)	(137,833)	(349,429)	(257,648)
Financial expenses total	(371,732)	(355,920)	(714,930)	(679,655)

Hyperinflation adjustments in Argentina	(224,255)	(251,124)	(514,557)	(425,751)
Other exchange variations	(153,534)	(48,781)	(183,867)	(63,882)
Exchange variation, net	(377,789)	(299,905)	(698,424)	(489,633)

Tax credits monetary update	-	-	-	253,002
Gains and Losses on derivatives, net	(33,042)	(10,707)	(19,630)	(16,203)
Financial result, net	(597,278)	(422,735)	(1,073,025)	(472,830)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 22 – SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	6,141,694	7,235,807	6,586,804	6,806,008	1,404,902	1,608,623	2,853,143	3,085,547	(370,726)	(470,615)	16,615,817	18,265,370
Cost of sales	(5,746,074)	(6,429,783)	(5,418,359)	(5,277,038)	(1,214,877)	(1,284,124)	(2,411,395)	(2,489,059)	361,784	492,975	(14,428,921)	(14,987,029)
Gross profit	395,620	806,024	1,168,445	1,528,970	190,025	324,499	441,748	596,488	(8,942)	22,360	2,186,896	3,278,341
Selling, general and administrative expenses	(203,670)	(213,146)	(152,832)	(148,965)	(41,400)	(36,138)	(65,446)	(70,534)	(67,314)	(93,564)	(530,662)	(562,347)
Other operating income (expenses)	(50,190)	(20,901)	(5,088)	2,417	1,959	3,133	22,882	(54,744)	(10,781)	1,882	(41,218)	(68,213)
Recovery of Eletrobras Compulsory Loan	-	-	-	-	-	-	-	-	100,860	-	100,860	-
Reversal (Impairment) of financial assets	1,425	3,668	508	(225)	122	(181)	(5,729)	331	(590)	(60)	(4,264)	3,533
Impairment of assets	(199,627)	-	-	-	-	-	-	-	-	-	(199,627)	-
Equity in earnings of unconsolidated companies	-	-	107,683	146,238	-	78,530	8,226	2,799	(7,827)	6,023	108,082	233,590
Operational income (Loss) before financial income (expenses) and taxes	(56,442)	575,645	1,118,716	1,528,435	150,706	369,843	401,681	474,340	5,406	(63,359)	1,620,067	2,884,904
Finacial result, net	(127,954)	(147,612)	(4,882)	48,735	(214,323)	(269,445)	(67,272)	(75,525)	(182,847)	21,112	(597,278)	(422,735)
Income (Loss) before taxes	(184,396)	428,033	1,113,834	1,577,170	(63,617)	100,398	334,409	398,815	(177,441)	(42,247)	1,022,789	2,462,169
Income and social contribution taxes	35,748	(104,077)	(238,747)	(339,039)	26,644	(31,745)	(79,609)	(95,708)	100,156	251,123	(155,808)	(319,446)
Net income (Loss)	(148,648)	323,956	875,087	1,238,131	(36,973)	68,653	254,800	303,107	(77,285)	208,876	866,981	2,142,723

Supplemental information:
Net sales between segments	34,592	105,429	38,899	39,779	41,970	-	21,403	31,305	233,861	294,102	370,727	470,615

Depreciation/amortization	390,821	420,269	175,687	150,691	75,469	56,244	126,692	121,052	2,651	4,195	771,320	752,451
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures	-	-	173,414	209,233	-	120,772	9,421	6,192	(9,195)	2,468	173,640	338,667
Depreciation/amortization proportional to Joint Ventures	-	-	39,359	34,479	-	12,539	4,987	4,699	5,942	2,068	50,288	53,785
Tax credits/provisions recovery	-	-	-	-	-	-	-	-	(13,462)	-	(13,462)	-

	For the six-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	12,577,049	14,161,117	13,002,690	14,598,982	2,595,500	3,225,652	5,461,552	6,033,974	(810,711)	(882,052)	32,826,080	37,137,673
Cost of sales	(11,732,100)	(12,461,280)	(10,475,413)	(11,124,779)	(2,151,877)	(2,528,244)	(4,649,831)	(5,007,934)	789,756	891,580	(28,219,465)	(30,230,657)
Gross profit	844,949	1,699,837	2,527,277	3,474,203	443,623	697,408	811,721	1,026,040	(20,955)	9,528	4,606,615	6,907,016
Selling, general and administrative expenses	(414,495)	(415,580)	(297,316)	(294,830)	(76,880)	(74,472)	(130,557)	(139,396)	(112,350)	(176,108)	(1,031,598)	(1,100,386)
Other operating income (expenses)	(72,150)	(30,669)	1,393	915	10,559	4,164	24,629	(47,491)	(39,509)	857,229	(75,078)	784,148
Recovery of Eletrobras Compulsory Loan	-	-	-	-	-	-	-	-	100,860	-	100,860	-
Results in operations with joint ventures	-	-	-	-	-	-	-	-	808,367	-	808,367	-
Impairment of financial assets	(19,554)	133	1,274	(729)	870	(246)	(6,472)	387	(476)	(526)	(24,358)	(981)
Impairment of assets	(199,627)	-	-	-	-	-	-	-	-	-	(199,627)	-
Equity in earnings of unconsolidated companies	-	-	196,231	422,711	-	159,982	12,396	(51)	(21,429)	4,902	187,198	587,544
Operational income (Loss) before financial income (expenses) and taxes	139,123	1,253,721	2,428,859	3,602,270	378,172	786,836	711,717	839,489	714,508	695,025	4,372,379	7,177,341
Finacial result, net	(252,355)	(242,569)	(57,785)	79,225	(535,452)	(446,931)	(132,500)	(146,611)	(94,933)	284,056	(1,073,025)	(472,830)
Income (Loss) before taxes	(113,232)	1,011,152	2,371,074	3,681,495	(157,280)	339,905	579,217	692,878	619,575	979,081	3,299,354	6,704,511
Income and social contribution taxes	27,733	(260,661)	(514,397)	(773,616)	57,064	(93,020)	(139,351)	(168,231)	189,450	(50,861)	(379,501)	(1,346,389)
Net income (Loss)	(85,499)	750,491	1,856,677	2,907,879	(100,216)	246,885	439,866	524,647	809,025	928,220	2,919,853	5,358,122

Supplemental information:
Net sales between segments	378,086	157,549	86,400	73,671	41,970	-	52,211	75,273	252,043	575,559	810,712	882,052

Depreciation/amortization	768,352	802,647	342,412	293,286	133,873	117,033	247,245	247,764	5,223	6,496	1,497,105	1,467,226
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures	-	-	318,020	590,449	-	200,567	15,752	4,407	(3,962)	354	329,810	795,778
Depreciation/amortization proportional to Joint Ventures	-	-	77,147	68,190	-	25,343	9,974	9,225	11,167	3,892	98,288	106,650
Tax credits/provisions recovery	-	-	-	-	-	-	-	-	(13,462)	845,215	(13,462)	845,215

	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Investiments in associates and joint ventures	-	-	3,118,264	2,766,406	-	-	277,095	268,522	867,707	823,521	4,263,066	3,858,449
Total assets	24,305,375	23,788,261	28,025,974	22,589,796	5,551,627	4,428,996	13,257,196	11,885,419	11,259,094	12,192,672	82,399,264	74,885,144
Total liabilities	8,658,769	8,849,071	2,721,951	3,064,061	1,345,182	1,373,802	2,914,839	2,881,499	11,416,617	9,477,848	27,057,358	25,646,281

The main products by business segment are:

Brazil Operation: rebar, bars, wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, structural shapes, wide flange beams and billets.

South America Operation: rebar, bars, wires, wide flange beams and billets.

Special Steel Operation: bars, wire rod, billets and blooms.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Tax credits recovery, Tax credits monetary update, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	6,969,985	7,809,443	1,424,500	1,919,271	8,221,332	8,536,656	16,615,817	18,265,370

(1) Does not include operations of Brazil
(2) Does not include operations of Mexico

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Information by geographic area:

	For the six-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	June 30, 2024	June 30, 2023	June 30,2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net sales	14,066,504	15,516,395	2,623,956	3,640,056	16,135,620	17,981,222	32,826,080	37,137,673

	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Total assets	32,727,711	32,811,578	8,946,286	7,386,237	40,725,267	34,687,329	82,399,264	74,885,144

(1) Does not include operations of Brazil
(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

As presented in Note 9, in the second quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, tests carried out on other long-lived assets identified losses due to non-recoverability in the amount of R$ 199,627 in the Brazil segment. These losses were determined based on the difference between the carrying amount of the assets and its recoverable amount. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2023, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate as well as a combination of both, given their potential impacts on cash flows, where an increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,075 million; b) Special Steel: R$ 2,067 million; c) South America: R$ 657 million; and d) Brazil: R$ 343 million. On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,431 million; b) Special Steel: R$ 2,271 million; c) South America: R$ 702 million; and d) Brazil: R$ 719 million. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value in the Brazil segment of R$ 501 million due to the recoverable amount lower than the book value and the recoverable amount exceeding the book value in the other segments, as follows: North America: R$ 4,213 million; b) Special Steel: R$ 1,578 million and c) South America: R$ 614 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on June 30, 2024.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company will maintain over 2024 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On July 30, 2024, the board made a proposal regarding the anticipation of the minimum mandatory dividend stipulated in the Company's Bylaws, referring to the current fiscal year, to be paid in the form of Dividends, which will be calculated and credited on the positions held by shareholders on August 09, 2024, in the amount of R$ 252.4 million (R$ 0.12 per common and preferred share), with payment scheduled for August 20, 2024, and was submitted and approved by the Board of Directors in July 31, 2024.

II) On July 31, 2024, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and under the terms of CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for shareholders through efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 68,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB), and up to 1,767,911 common shares, representing 10% of the outstanding common shares (GGBR3). The acquisition period will begin on August 1, 2024, with a maximum duration period of 12 months, that is, until August 1, 2025. Other information about the Buyback Program, required under Annex G of CVM Resolution No. 80, of March 29, 2022, is attached to the minutes of the Board of Directors' Meeting, available on the investor relations websites of the Company (https://ri.gerdau.com/), CVM (https://www.gov.br/cvm/pt-br) and B3 (https://www.b3.com.br/pt_br/).

********************************